June 30, 2021

Basanite, Inc.

2041 NW 15th Avenue

Pompano Beach, Florida 33069

RE:       Resignation from Basanite, Inc.

Dear Board of Directors:

Effective as of the date of this letter, I hereby resign as a member of the Board of Directors of Basanite, Inc. (the “Company”), including as a member of any and all committees of the Board of Director on which I serve.

My resignation is not a result of any disagreement with the Company or any of its subsidiaries on any matters related to their operation, policies or practices.

Sincerely,

/s/ Kelly Patterson

Kelly Patterson